SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 25049

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-27374
(Check one)

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

         For period ended   JUNE 30, 1999
                            ----------------------------------------------------
         [ ]  Transition Report on Form 10-K

         [ ]  Transition Report on Form 20-F

         [ ]  Transition Report on Form 11-K

         [ ]  Transition Report on Form 10-Q

         [ ]  Transition Report on Form N-SAR

         For the transition period ended
                                         ---------------------------------------

          READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates: _______________________


                                     PART I
                             REGISTRANT INFORMATION

          Full Name of Registrant    RainTree Healthcare Corporation
                                    --------------------------------------------
          Former Name if Applicable  Unison Healthcare Corporation
                                    --------------------------------------------

Address of principal executive office (STREET AND NUMBER) 15300 N 90th Street
                                                          Suite 100
                                                          ----------------------
City, State and Zip Code   Scottsdale, Arizona 85260
                          ------------------------------------------------------
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                                     PART II
                             RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

          State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          RainTree Healthcare Corporation (the "Company") entered into a forbearance agreement on August 16, 1999 with the holders of its 11% Senior Secured Notes due 2003, which defers the due date of the $1.3 million interest payment due July 1, 1999. The Company is also negotiating a forbearance agreement and amendment to its master lease with Omega Healthcare Investors, Inc. These events have delayed the completion of the Company's quarterly report on Form 10-Q for the three months ended June 30, 1999.

                                     PART IV
                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

          NIR E. MARGALIT                           (480) 423-1954
     ----------------------------------------------------------------------
              (Name)                         (Area Code)  (Telephone Number)


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

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company recorded a net loss of $4.9 million for the three months ended June 30, 1999, compared to a net loss of $5.0 in the prior year quarter. Revenues decreased 35.7% to $30.9 million due primarily to the disposition of nine nursing facilities since the second quarter of 1998. Wages and related expenses decreased 27.7% to $17.7 million. Other operating expenses decreased 38.6% to $10.9 million. Interest expense decreased from $4.1 million in the 1998 second quarter to $2.4 million in the 1999 period due to the decrease in RainTree's debt as a result of emergence from bankruptcy on January 31, 1999.


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

                         RAINTREE HEALTHCARE CORPORATION
     ----------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

          Has caused its notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     August 17, 1999      By     /s/  Michael A. Jeffries
         ---------------             -------------------------------------------
                              Name   Michael A. Jeffries
                                     -------------------------------------------
                              Title  President and Chief Executive Officer
                                     -------------------------------------------


INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


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